EXHIBIT 5

MULTIMEDIA GAMES, INC.        [MULTIMEDIA GAMES LOGO]              PRESS RELEASE
For more information contact:
Clifton Lind                                                   Joseph N. Jaffoni
President and CEO                                                   Richard Land
Randy Cieslewicz                                  Jaffoni & Collins Incorporated
Interim CFO                                        212-835-8500 or mgam@jcir.com
Multimedia Games, Inc.
512-334-7500

                 MULTIMEDIA GAMES AND LIBERATION INVESTMENTS
                 RESOLVE PROXY CONTEST; SPECIAL SHAREHOLDERS'
                            MEETING WILL NOT BE HELD

            Two New Independent Directors Added to the Multimedia Board and Search to be Initiated for an Additional Independent Director

            Board Forms Special Committee to Oversee Ongoing Strategic Review

AUSTIN, Texas -- October 25, 2006 -- Multimedia Games, Inc (NASDAQ: MGAM) and Liberation Investments, an 8.4% stockholder of Multimedia, announced today that the companies have entered into an agreement to add two new independent directors to Multimedia's Board of Directors - Emanuel R. Pearlman and Neil E. Jenkins. In addition, Mr. Pearlman will be added to a newly formed two-person Strategic Review Committee.

Liberation Investments previously announced it would solicit requests to call a special meeting of Multimedia's shareholders to replace a majority of the current directors with its designees and adopt related proposals relating to the size and composition of the Board. Under the agreement, the proxy contest has been withdrawn and the special meeting will not be held.

Under the agreement, which Multimedia will file with the SEC in the near future, Multimedia's Board has been expanded from five to six directors, and Mr. Pearlman and Mr. Jenkins have been added. These new directors will, if they choose, be included on the Board's slate of nominees for the 2007 Annual Meeting of Shareholders, to be held by April 30, 2007 or as soon thereafter as legally practicable. The two new directors were recommended to Multimedia by Liberation Investments.

To facilitate the addition of Messrs. Pearlman and Jenkins to a board of six, Thomas W. Sarnoff, Multimedia's longest-serving current director and its former Chairman, has resigned from the Board. Multimedia has entered into an agreement that provides for Mr. Sarnoff's services as a consultant for eighteen months at a fee commensurate with the annual fees currently paid to Multimedia's directors.

        "The current directors want to take this opportunity to express their sincere appreciation to Tom for his years of valuable service, as well as his graciousness in making way for the new directors as part of this contractual resolution. We are pleased we will have continued access to his valuable advice and assistance," said Michael J. Maples, Sr., the Board's Chairman, and Clifton E. Lind, President and CEO.

        "We look forward to working with Messrs. Pearlman and Jenkins in continuing to build shareholder value and we are confident their backgrounds and experience will complement the skills of our continuing directors," Messrs Maples and Lind added.

Mr. Pearlman is the founder and Chief Executive Officer of Liberation Investment Group, a New York-based investment management firm. Previously, Mr. Pearlman served as Chief Operating Officer of Vornado Operating Corporation. Prior to that, Mr. Pearlman served as a consultant and advisor to the executive management of several publicly-traded gaming companies.

Mr. Jenkins is currently Executive Vice President, Secretary and General Counsel of Lawson Products, Inc., a NASDAQ company headquartered in Des Plaines, Illinois. He is a 22 year veteran of the gaming machine, casino and lottery businesses, having served as Executive Vice President and General Counsel of the former Bally Manufacturing Corporation and Bally Gaming International, Inc. Mr. Jenkins was a member of the board of trustees of the International Association of Gaming Attorneys for 9 years and has been a director of two public companies.

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The agreement also provides for Multimedia's Nominating and Corporate Governance
Committee to engage an executive search firm to identify an additional qualified independent director. All shareholders are welcome to submit suggestions for candidates to the Corporate Secretary, consistent with the communication policy described in the Company's March 2, 2006 proxy statement on file with the SEC.

In connection with the agreement, the Board has adopted a standing resolution that requires a unanimous board decision to increase the number of directors or fill any vacancy (other than to appoint a successor to Mr. Pearlman or Mr. Jenkins suggested by Liberation Investments under the circumstances specified in the agreement) so long as certain restrictions governing the actions of Liberation Investments remain in effect. These restrictions will apply until October 31, 2007. However, the restrictions will terminate on the date of the holding of the vote on the election of directors at the 2007 annual meeting of stockholders or, if earlier, April 30, 2007, if both of Messrs. Pearlman and Jenkins (or any successor suggested by Liberation Investments who replaces either of them under the circumstances specified in the agreement) decline to be included in the 2007 slate of nominees or resign from the Board for any reason prior to the holding of that vote. In addition, the restrictions will terminate if Mr. Pearlman or Mr. Jenkins ceases to be a member of the Board or declines to be included in the 2007 slate for reasons specified in the agreement and an independent qualified independent replacement suggested in good faith by Liberation Investments to the Multimedia Nominating and Governance Committee has not been appointed to the Board and/or added to the 2007 slate within 35 days of the suggestion being made.

Under the agreement, the Board has also formed a special Strategic Review Committee to oversee the Board's ongoing review of prospective opportunities to enhance shareholder value, which was initiated earlier this year partly in response to a suggestion from Liberation Investments. Bear Stearns & Co., Inc., as previously announced, is serving as Multimedia's exclusive financial advisor for that review. The Strategic Review Committee will be comprised of Mr. Maples and Mr. Pearlman. The Committee will oversee the strategic review process on behalf of the Board and will interact with Bear Stearns, Mr. Lind and Multimedia's chief financial officer for the purpose of advancing the review. The Committee will report to, and receive direction from, the Board, all of whose members will be invited to its meetings except where the Committee chooses to meet in executive session.

In connection with its investor call in conjunction with the release of financial results for the fiscal year ending September 30, 2006, Multimedia will, as previously committed, provide an update on the status of the strategic review on or before December 15, 2006, unless intervening events make that update unnecessary. There is no assurance as to any outcome from the strategic review process.

About the Company

Multimedia Games is a leading developer and supplier of comprehensive systems, content, electronic games and player terminals for the Native American gaming market, as well as the casino, charity and international bingo, video lottery, and sweepstakes markets. The Company's ongoing development and marketing efforts focus on gaming systems and products for use by Native American tribes throughout the United States, the commercial casino market, video lottery systems and other products for domestic and international lotteries, and products for charity and international bingo and emerging markets, including sweepstakes, promotional, amusement with prize, and coupon gaming opportunities. Additional information may be found at www.multimediagames.com.

Cautionary Language

This press release contains forward-looking statements regarding the role of Multimedia's Board of Directors, as reconstituted, in building shareholder value and the ongoing strategic review process that has been undertaken by the Board and will be overseen by its Strategic Review Committee. These forward-looking statements are subject to various risks and uncertainties that could materially affect these matters. A number of risks and uncertainties relating to Multimedia's business, operations and financial results were set forth in its press release dated August 8, 2006, which was filed with the Securities and Exchange Commission as an Exhibit to its Current Report on Form 8-K dated August 14, 2006. Other important risks and uncertainties that may affect the Company's business, as well as the outcome of its Board's strategic review process, are detailed from time to time in the "Certain Risks" and "Risk Factors" sections and elsewhere in its Securities and Exchange Commission filings. Multimedia disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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